FORM 6-K
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2004 Commission File Number 000-28522

ASE Test Limited
( Exact name of Registrant as specified in its charter)

     10 West Fifth Street
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Not applicable

Incorporation by Reference

This Form 6-K is deemed incorporated by reference to the registrant’s registration statement on Form F-3 (Registration Number 333-12150), as declared effective by the Commission on July 13, 2000, and the related prospectus filed pursuant to Rule 424(b)(3) on July 20, 2000.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TEST LIMITED

Dated: April 28, 2004.	By:	/s/ Freddie Liu

	Name:	Freddie Liu
	Title:	Chief Financial Officer

ASE TEST LIMITED	April 28, 2004

FOR IMMEDIATE RELEASE

Freddie Liu, Chief Financial Officer
Asia Tel.	+886-2-8780-5489	email :	freddie_liu@aseglobal.com
US Contact: Clare Lin
US Tel.	+1-408-986-6524	email :	clare_lin@aseglobal.com

ASE Test Limited & Subsidiaries Announce Unaudited First Quarter Results for the Period Ended March 31, 2004

Taipei, Taiwan, April 28, 2004 -- ASE Test Limited (Nasdaq: ASTSF), the world’s largest independent provider of semiconductor testing services, today announced its first quarter diluted earnings of $0.08 per share under generally accepted accounting principles in the United States (US GAAP), compared with a diluted net loss of $0.13 per share in the year ago period and consistent with diluted earnings of $0.08 per share in the fourth quarter of 2003 (4Q03). Under generally accepted accounting principles in the Republic of China (ROC GAAP), ASE Test Limited reported first quarter diluted earnings of $0.09 per share, up from a diluted net loss of $0.15 per share in the year ago period (1Q03) and diluted earnings of $0.13 per share in the fourth quarter of 2003. The Company’s first quarter net income amounted to $8.6 million under US GAAP and $8.9 million under ROC GAAP.

(Note: Unless otherwise stated, all financial statement amounts used in this press release are based on ROC GAAP and denominated in US dollars.)

1Q04 Results:

Revenues

Net revenues for the quarter totaled a record $130.3 million, up 83% from the year-ago period and up 3% from 4Q03. Test revenues accounted for 57% of total revenues during the quarter; assembly revenues accounted for the remaining 43%. (The terms “assembly revenues” and “packaging revenues” are used interchangeably in this press release.)

Test revenues, at $74.7 million, increased 45% from 1Q03 but declined 7% from 4Q03. Compared with 4Q03, the decrease in revenues was mainly caused by the decrease in test time as a result of normal seasonality; average selling price (ASP) per unit of time was stable. Test revenue breakdown by type of testing services is shown in the table below.

	Revenue Change from	Percent of Test
Test Revenue Breakdown	4Q03	Revenues

Final Test—Logic	-13%	65%

Wafer Sort & Other	10%	27%

Engineering	11%	5%

Final Test—Memory	-12%	2%

Hardware	-19%	1%

Total Test	-7%	100%

Assembly revenues, at $55.6 million, increased 181% from 1Q03 and 22% from 4Q03. Compared with 4Q03, assembly volume in total pin count, excluding modules (which were classified as system in package or SIP), decreased by a low-single-digits percentage range while ASP per pin, excluding modules, increased slightly. Compared with 4Q03, the increase in SIP revenues was mainly driven by volume increase, while ASP per unit remained stable. Assembly revenue breakdown by package type is as follows:

Assembly Revenue Breakdown	Revenue Change from 4Q03	Percent of Assembly Revenues

SIP	51%	56%

BGA	-28%	11%

PDIP	22%	11%

LQFP/TQFP	16%	9%

QFP	-7%	7%

PLCC	11%	4%

SO & Other	6%	2%

Total Assembly	22%	100%

The Company’s top customers in 1Q04 included Agilent Technologies, ALi Corporation, Altera, ATI Technologies, Atmel, GlobespanVirata, Infineon Technologies, Lattice Semiconductor, Legerity, LSI Logic, Marvell, Motorola, Philips, Qualcomm, and VIA Technologies. Revenues from the Company’s top five customers accounted for 47% of total revenues in 1Q04, and one customer accounted for over 10%. The Company estimates that revenues from integrated device manufacturers (IDMs) represented 55% of total revenues, up from 50% in 4Q03.

The following is the Company’s estimated end market composition:

	1Q03	2Q03	3Q03	4Q03	1Q04

Communications	33%	43%	45%	47%	54%

Computers	33%	26%	27%	25%	22%

Consumer	26%	24%	23%	22%	17%

Industrial	5%	4%	3%	3%	3%

Other	3%	3%	2%	3%	4%

Expenses

Cost of revenues (COR) in 1Q04 totaled $106.3 million, up 65% from 1Q03 and up 9% from 4Q03. The depreciation component ($36 million) of COR represented 27.5% of revenues in 1Q04, compared with 43.4% of revenues in 1Q03 and 27.0% in 4Q03.

Gross margin for the quarter was 18.4%, up from 9.6% in the year ago quarter and down from 22.4% in 4Q03. By segment, the gross margin for the test business was around 25.3%, compared with 12.5% in 1Q03 and 29.0% in 4Q03. For the assembly business, the gross margin was 9.2%, compared with 2.1% in 1Q03 and 10.8% in 4Q03. The gross margin for SIP remained stable in the low-teens range in 1Q04.

Operating expenses (R&D and SG&A expenses) in 1Q04 increased 19% from the year-ago period and increased 1% from 4Q03. Operating margin for the quarter was 3.9%, up from -12.8% in 1Q03 and down from 7.5% in 4Q03.

Net non-operating income totaled $2.1 million in 1Q04, compared with non-operating expenses of $5.9 million in 1Q03 and non-operating income of $2.5 million in 4Q03. Net interest expense totaled $1.3 million in 1Q04, down from $4.2 million in 1Q03 and from $1.5 million in 4Q03. Investment income attributed to the Company’s equity ownership in affiliated companies totaled $2.7 million in 1Q04, compared with investment loss of $2.0 million in 1Q03 and investment income of $5.0 million in 4Q03.

Company-wide headcount at the end of 1Q04 amounted to approximately 9,000, up from 7,100 employees at the end of 4Q03, with most of the additions taking place in manufacturing.

Earnings

Net income under US GAAP was $8.6 million in 1Q04, compared with a net loss of $12.6 million in the year-ago period and net income of $8.3 million in 4Q03. Net income under ROC GAAP in 1Q04 was $8.9 million, versus a net loss of $14.5 million in the year-ago period and net income of $13.2 million in 4Q03. The ROC GAAP to US GAAP reconciliation difference in 1Q04 primarily relates to a positive adjustment of $2.6 million related to goodwill amortization, a negative adjustment of $1.1 million for stock and cash compensation, and a negative adjustment of $1.7 million related to the value of ASE Inc stock options granted to ASE Test employees.

Diluted EPS in 1Q04 under US GAAP was $0.08, versus a loss of $0.13 a year ago and earnings of $0.08 in 4Q03. Diluted EPS under ROC GAAP amounted to $0.09, compared with a loss of $0.15 in 1Q03 and earnings of $0.13 in 4Q03.

Balance Sheet

At the end of the quarter, the Company had $67 million in cash and short-term investments and $68 million in unused lines of credit. Total debt was $329 million and comprised $147 million in short-term debt and $182 million in long-term debt. The Company’s debt maturity, as of the end of 1Q04, was as follows:

Amount ($ million)

Within the current year	147

During the second year	36

During the third year	55

During the fourth year	61

During the fifth year and thereafter	30

Capital Expenditures

In 1Q04, the Company spent $61 million on fixed assets, including $45 million on test equipment, $14 million on assembly equipment, and $2 million on buildings and other infrastructure projects. At the end of the period, the Company had a total of 880 testers, of which 685 testers were owned and leased and the rest were consigned, and 584 wirebonders.

Equipment Addition

In 2004, the Company expects to purchase and/or lease equipment with a value totaling approximately $250 million. This level of spending may be adjusted depending on actual business conditions.

Directors and Officers

The Company announced today that Jason C.S. Chang has been appointed as director, Chairman of the Board of Directors and Chief Executive Officer of the Company, and Richard H.P. Chang, the previous Chairman of the Board of Directors and Chief Executive Officer, has been appointed as the Vice-Chairman of the Board of the Directors of the Company.

The Company also announced today that Mr. David Pan has retired as the President of the Company and has been appointed as a consultant to the Company and that Raymond Lo has been appointed as the President of the Company. Mr. Lo has served as President of ASE Test, Inc., our main testing operation in Kaoshiung, Taiwan, since December 1999 after serving as Vice President of operations at ASE Inc. since 1986. Mr. Lo holds a degree in electrophysics from National Chiao-Tung University in Taiwan.

Business Outlook:

The Company presently expects its second quarter total revenues up mid-teens percentage from 1Q04 and its gross margin should be close to 20%.

US GAAP Adjustments

Under ROC GAAP, the Company will continue to amortize its goodwill and, as such, expects to make a positive adjustment of approximately $2.6 million in its 2Q04 net income under US GAAP. Additionally, the Company estimates that it will accrue cash and stock bonus related compensation expense of approximately $3.2 million and employee stock option expense of $1.7 million under US GAAP in 2Q04.

ASE Test Limited
Consolidated Statements of Income
(US$ thousands, except percentages and per share data)
(unaudited)

	For the Three	For the Three	For the Three
	Months	Months	Months
	Ended	Ended	Ended
	Mar. 31, 2003	Dec. 31, 2003	Mar. 31, 2004

ROC GAAP:
Net revenues	$71,217	$125,926	$130,280
Cost of revenues	64,390	97,707	106,295

Gross profit	6,827	28,219	23,985
Operating expense
R&D	4,677	5,922	6,269
SG&A	11,269	12,881	12,649

Subtotal	15,946	18,803	18,918

Operating income/(loss)	(9,119)	9,416	5,067

Non-operating expense (income)
Interest income	(173)	(159)	(158)
Interest expense	4,388	1,620	1,501
Others	1,720	(3,999)	(3,478)
Subtotal	5,935	(2,538)	(2,135)

Income/(loss) before tax	(15,054)	11,954	7,202
Income tax benefit	(565)	(1,275)	(1,742)

Net income/(loss) (ROC GAAP)	(14,489)	13,229	8,944

Net income/(loss) (US GAAP)	(12,633)	8,310	8,611

Diluted EPS (ROC GAAP)	(0.15)	0.13	0.09
Diluted EPS (US GAAP)	(0.13)	0.08	0.08

Margin Analysis:
Gross margin	9.6%	22.4%	18.4%
Operating margin	-12.8%	7.5%	3.9%
Net margin (ROC GAAP)	-20.3%	10.5%	6.9%
Net margin (US GAAP)	-17.7%	6.6%	6.6%

Additional Data:
Testing revenue	$51,455	$80,347	$74,695
Assembly revenue	$19,762	45,579	55,585
Shares outstanding	99,067,790	99,546,216	100,049,691
Shares used in diluted EPS calculation	99,067,790	100,454,223	102,699,793

ASE Test Limited
Consolidated Statements of Cash Flows
(US$ thousands)
(unaudited)

	For the Three Months Ended Mar. 31, 2003	For the Three Months Ended Mar. 31, 2004

Cash Flows From Operating Activities
Net income (loss)	$(14,489)	$8,944
Adjustments
Depreciation and amortization	34,506	39,317
Accrued interest on convertible bonds	3,606	-
Investment loss (income) under equity method	2,014	(2,689)
Other	(654)	(1,590)
Changes in operating assets and liabilities	7,980	(28,397)

Net Cash Provided by Operating Activities	32,963	15,585

Cash Flows From Investing Activities
Acquisition of properties	(19,339)	(49,428)
Proceeds from sale of properties	3,553	1,058
Decrease in short-term investment	-	1,000
Increase in other assets	(2,928)	(2,363)

Net Cash Used in Investing Activities	(18,714)	(49,733)

Cash Flows From Financing Activities
Proceeds from issuance of shares	-	5,298
Increase (decrease) in short-term borrowings	(37,582)	26,551
Increase in long-term debts	5,782	-
Repayments of long-term debts & capital lease
obligations	(18,881)	(4,573)

Net Cash (provided by)/Used in Financing Activities	(50,681)	27,276

Translation Adjustments	67	(1,808)

Net decrease in Cash and Cash Equivalents	(36,365)	(8,680)
Cash and Cash Equivalents, Beginning of Period	118,828	70,949
Cash and Cash Equivalents, End of Period	82,463	62,269

Interest paid	1,079	965
Income tax paid	-	-
Cash paid for acquisitions of properties
Purchase price	32,437	61,310
Increase in payable	(13,098)	(11,882)

	19,339	49,428

     ASE Test Limited Consolidated Balance Sheet
(US$ thousands)
(unaudited)

	Dec. 31, 2003	Mar. 31, 2004

Cash and cash equivalents	$70,949	$62,269
Short-term investments	6,000	5,000
Accounts receivable	93,806	122,700
Inventories	21,174	33,492
Other current assets	17,754	22,166

Total current assets	209,683	245,627

Long-term investments	104,021	108,869
Net fixed assets	572,086	608,225
Consolidated debits	62,217	59,690
Other assets	30,040	29,972

Total assets	$978,047	$1,052,383

Short-term borrowings	35,635	62,187
Accounts payable	43,860	49,052
Payable for fixed assets	52,780	64,643
Current portion of LT debt	23,750	84,969
Other current liabilities	20,855	30,897

Total current liabilities	176,880	291,748

Long-term debt	248,028	182,236
Other liabilities	7,152	7,719

Total liabilities	432,060	481,703
Shareholders’ equity	545,987	570,680

Total liabilities & shareholders’ equity	$978,047	$1,052,383

ASE Test Limited is the world’s largest independent provider of semiconductor testing services. ASE Test provides customers with a complete range of semiconductor testing services, including front-end engineering testing, wafer probing, final production testing of packaged semiconductors and other test-related services. ASE Test has been quoted on Nasdaq since 1996 under the symbol “ASTSF”.

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor testing and assembly services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new testing technologies in order to remain competitive; our ability to maintain a high capacity utilization rate relative to our fixed costs; international business activities; our business strategy; general economic and political conditions; possible disruptions in commercial activities caused by natural disasters or industrial accidents; our future expansion plans and capital expenditures; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2002 Annual Report on Form 20-F filed on June 30, 2003.